04002701

BB 2/20

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN. 1, 2003 (MM/DD/YY) AND ENDING DEC. 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS ADVISORS INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 VALLEY RD
(No. and Street)

NEW CANAAN | CT | 06840
(City) | (State) | (Zip Code)

PROCESSING FEB 10 2004 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS J MC MANUS 203-762-7142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MC MANUS, THOMAS J.
(Name – *if individual, state last, first, middle name*)

21 LONG MEADOW RD | WILTON | CT | 06897
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, MICHAEL SCHAERTZLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MS ADVISORS INCORPORATED, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Claudia A Weber

Notary Public

CLAUDIA A. WEBER
NOTARY PUBLIC, STATE OF CONN.
COMMISSION EXPIRES 4/30/2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

MS Advisors Incorporated

Years ended December 31, 2002 and 2003
with Report of Independent Auditor

THOMAS J. McMANUS
• *Certified Public Accountant* •
21 Long Meadow Road
Wilton, Connecticut 06897-1102

Tel. (203) 762-7142
Fax (203) 834-1294

Report of Independent Auditor

The Board of Directors and Shareholders
MS Advisors Incorporated
New Canaan, CT

I have audited the accompanying statements of financial condition of MS Advisors Incorporated as of December 31, 2002 and 2003, and the related statements of income (loss), changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MS Advisors Incorporated at December 31, 2002 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III for the year ended December 31,2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

TJMcM
2/5/04

MS ADVISORS INCORPORATED

Statements of Financial Condition
As of December 31, 2002 and 2003

	2002	2003
ASSETS		
Cash	$198,652	$167,371
Fixed Assets (Note 4)	0	0
Investments (Note 5)	29,800	54,800
	$228,452	$222,171
LIABILITIES and SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$0	$0
SHAREHOLDERS' EQUITY		
Common Stock, par value $.01 per share--authorized 3,000 shares, issued and outstanding 2,000 shares (less treasury shares - 1,000 shares)	10	10
Additional paid-in capital	29,990	29,990
Retained Earnings (Deficit)	198,452	192,171
Total Shareholders' Equity	$228,452	222,171
	$228,452	$222,171

See accompanying notes.

MS ADVISORS INCORPORATED

Notes to Financial Statements

December 31, 2002 and 2003

1. Organization and Significant Accounting Policies

Organization and Operation

MS Advisors Incorporated (the Company) was incorporated on October 18, 1993 in the state of Delaware. The Company is a Broker - Dealer and is a member of the National Association of Securities Dealers (NASD). Income, at this time, is primarily from advisory fees.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. All cash is held at Chase Morgan Bank in checking and saving accounts.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated over normal useful life.

Organization Costs and Exchange Memberships

Organization costs and Exchange Memberships have been fully amortized or written off as of December 31, 1995.

Income Taxes

The Company has elected to be treated as an S corporation pursuant to applicable provisions of the Internal Revenue Code. Under this election, the Company's taxable income or loss is included in the individual income tax returns of its shareholders. Accordingly, no federal income taxes have been provided in the accompanying financial statements.

2. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company, as a registered broker/dealer, is required to maintain minimum net capital as defined under such rule. At December 31, 2003, the Company had net capital of $167,371 or an excess of $162,371 over required net capital of $5,000. In addition, aggregate indebtedness defined cannot exceed 1,500% of net capital. At December 31, 2003, the Company's percentage of aggregate indebtedness to net capital was 0%. The shareholder is the major source of funding to the company.

3. Related Party Transactions

A shareholder of the Company provides office space. The Company is not charged for this expense at present. In addition, during 2002 and 2003 the Company absorbed administrative expenses of two affiliates owned by the same shareholder. These expenses on a net basis are not material.

4. Fixed Assets include:

Office Equipment	$3,498
Less accumulated depreciation	(3,498.)
	0

5. Investments: The Company invested in Nasdaq stock and warrants in January, 2001. The Company invested $25,000. in Segway in July, 2003, as a loan, to be paid back in 2004.

6. Income Taxes

The Company uses the cash method of accounting for income tax purposes. Approximately $10,000 of corporate state income taxes was paid for the year 2000 and 2001 based on the collection of accounts receivable. A refund of approximately $5,000 of these state income taxes was received in 2002.

7. Supplemental Cash Flow Information

The Company received a refund of state taxes of $5,293 in 2002.

MS ADVISORS INCORPORATED

Schedule I - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2003

Computation of net capital	
Total shareholders' equity	$222,171
Less nonallowable assets	54,800
Net Capital	$167,371
Computation of aggregate indebtedness	
Aggregate indebtedness	$ 0
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$162,371
Excess net capital at 1,000% (Net capital less 10% of aggregate indebtedness or minimum net capital requirement, whichever is greater)	$167,371
Ratio of aggregate indebtedness to net capital	0:0

MS Advisors Incorporated

Schedule II-Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3

December 31, 2003

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k) (1) of the rule.

MS Advisors Incorporated

Schedule III-Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d)4

December 31, 2003

There are no material differences between the computation of net capital included in these financial statements and the net capital computation included in the Company's December 31, 2003 unaudited FOCUS Report filing dated January, 2004.